John B. Lowy, P.C.

ATTORNEYS AT LAW

645 Fifth Avenue, Suite 400

New York, New York 10022

Office (212) 371-7799

Fax (631) 614-7988

www.johnlowylaw.com

John Lowy, Senior Partner*

*Licensed in NY and NJ

July 11, 2018

Email to correspondence@sec.gov.

Securities and Exchange Commission

Mail Stop 3561

Washington D.C. 20006

Re: Wari, Inc., f/k/a Cheetah Enterprises, Inc. Form 8-K, filed June 12, 2018 SEC File No. 000-55667

Ladies and Gentlemen:

Regarding your letter of July 2, 2018, and on behalf of Wari, Inc. (“Wari, Inc.”), the SEC-reporting issuer, Wari, Inc.’s reply is as follows:

On June 12, 2018, as reported in the Form 8-K, a privately-owned company, Wari LLC (“Wari LLC”), a Delaware LLC, acquired control of Wari, Inc. by purchasing 16,995,000 restricted shares of Wari, Inc. from Edward and Ryan Mulhern. That transaction was properly reported as a change of control, and did not involve Wari, Inc. acquiring any assets or business.

The assets and business which were disclosed in the bios of Amadou Diop and Kabirou Mbodje in the Form 8-K are the assets and/or business of Wari SA (“Wari SA”), a company organized in Togo, which is controlled by Mr. Mbjode, who is a principal of Wari LLC and now a director of Wari, Inc. None of the assets or business owned by Wari SA have been transferred to, or acquired by, Wari, Inc.

Securities and Exchange Commission

Wari, Inc.

-page 2-

Wari, Inc.’s Form 8-K filed on June 12, 2018 named Wari LLC as the owner of the assets and business actually owned and conducted by Wari SA, and stated that Wari LLC is based in Senegal—Wari LLC is based in Washington, D.C. These corrections will be made in a Form 8-K disclosing the filing of the corporate name change and increase in authorized shares, which is intended to be filed with the SEC promptly, probably this week.

So, there are three companies with the first name “Wari:” (1) Wari, Inc., the publicly-owned reporting issuer, formerly known as Cheetah Enterprises, Inc.; (2) the privately-owned Wari LLC, which is based in Washington, D.C., and acquired control of Wari, Inc. as disclosed in the Form 8-K which was filed on June 12, 2018; and (3) Wari SA, a Togo-organized privately-owned company which is controlled by Kabirou Mbodje, who is also a principal of Wari LLC and a director of Wari, Inc.

Wari, Inc., the SEC-reporting issuer, did not acquire any assets or business as a result of the change of control reported in the Form 8-K filed on June 12, 2018; nor has Wari, Inc. acquired any assets or business since June 12, 2018. As of June 22, 2018, the most recent practicable date, Wari, Inc. had less than $1,700 in assets.

This law firm has now been informed that it is the current intention of new management of Wari, Inc. to acquire Wari SA. However, no final decision has been made, no terms have been established, and there is no agreement or understanding to such effect at this time. If and when Wari, Inc. enters into an agreement to acquire Wari SA or any other assets or business, appropriate disclosure will be made at that time; and, such acquisition will be completed in compliance with all SEC rules and regulations.

Sincerely,

/s/ John Lowy/ John Lowy

JBL;nn